UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64684/June 16, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14378

In the Matter of	:	
	:	
AMERICAN RESOURCE TECHNOLOGIES, INC.,	:	ORDER MAKING
APOLLO RESOURCES INTERNATIONAL, INC.,	:	FINDINGS AND
BLOODHOUND SEARCH TECHNOLOGIES, INC.,	:	REVOKING
BLUESTAR HEALTH, INC.,	:	REGISTRATIONS BY
COLUMBUS NETWORKS CORP.,	:	DEFAULT AS TO
CONTINENTAL FUELS, INC.,	:	FIVE RESPONDENTS
DATA RACE, INC.,	:	
GOLDEN OIL CO., and	:	
NESS ENERGY INTERNATIONAL, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on May 11, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents[1] were served with the OIP by May 14, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due by May 27, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). A telephonic prehearing conference was held on June 14, 2011. See 17 C.F.R. §§ 201.221.

Apollo Resources International, Inc. (Apollo Resources), Bloodhound Search Technologies, Inc. (Bloodhound Search Technologies), Bluestar Health, Inc. (Bluestar Health), Continental Fuels, Inc. (Continental Fuels), and Data Race, Inc. (Data Race) (collectively Respondents) are in default for failing to file Answers to the OIP, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Apollo Resources (CIK No. 1048237) is an expired Utah corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Apollo Resources is delinquent in its periodic filings with the Commission, having not filed

---

[1] This proceeding has ended as to Respondents Columbus Networks Corp. and Ness Energy International, Inc. See American Resource Technologies, Inc., Exchange Act Release Nos. 64548 (May 26, 2011) and 64662 (June 14, 2011), respectively. This proceeding is still ongoing as to Respondents American Resource Technologies, Inc., and Golden Oil Co.

any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $63,435,237 for the prior nine months. As of May 6, 2011, its common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Bloodhound Search Technologies (CIK No. 1105309) is a revoked Nevada corporation located in Sugar Land, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bloodhound Search Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $2,237,458 for the prior nine months. As of May 6, 2011, its common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Bluestar Health (CIK No. 225926) is a delinquent Colorado corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bluestar Health is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $611,207 for the prior nine months. As of May 6, 2011, its common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Continental Fuels (CIK No. 859365) is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Continental Fuels is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $1,914,274 for the prior six months. As of May 6, 2011, its common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Data Race (CIK No. 890924) is a forfeited Texas corporation located in Plano, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Data Race is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q-A for the period ended December 31, 2001, which reported a net loss of $2,035,394 for the prior six months. On June 28, 2002, Data Race filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was closed on December 18, 2007. As of May 6, 2011, its common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).

Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Apollo Resources International, Inc., Bloodhound Search Technologies, Inc., Bluestar Health, Inc., Continental Fuels, Inc., and Data Race, Inc. are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge